UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42907

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On December 23, 2025, Mr. Leut Ming Gung notified the Company of his resignation as an independent director, effective December 31, 2025, in order to pursue other business commitments. Mr. Gung’s resignation was not a result of any disagreement with the Company’s operations, policies, or procedures. On January 5, 2026, the Board of Directors of the Company accepted and approved Mr. Gung’s resignation.

On January 5, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee approved by resolutions and confirmed the appointment of Mr. Yin Jiang as a director of the Company, with an annual compensation of HK$240,000, effective upon approval of the resolutions, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Jiang is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. Mr. Jiang will be serving on the Board of Directors as a non-employee, independent director. Mr. Jiang has also been named as the chairman of the Compensation Committee and a member of the Audit Committee and Nominating Committee of the Company.

The foregoing descriptions of our offer letter to Mr. Jiang are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Jiang and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Jiang is set forth below:

Yin Jiang, age 43

Mr. Jiang has been involved in fund management activities since 2016. In 2017, he founded Panshi Capital, a private equity fund, which was acquired in 2019 by a multi-billion RMB institution in China. He also has experience in artificial intelligence and blockchain technologies and holds multiple invention patents and software copyrights in these fields. In 2013, Mr. Jiang founded Panzhong Technology Co., Ltd., a technology company focused on fiber-optic communication and high-performance computing applications. From 2004 to 2013, he served as a software test engineer at Cisco WebEx. Mr. Jiang received a Bachelor of Science degree in Applied Physics from the University of Science and Technology of China in 2004 and holds a securities investment fund qualification certificate issued by the Asset Management Association of China.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter to Mr. Yin Jiang, dated January 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: January 6, 2026	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and
Chairman of the Board

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